

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2012

Via E-mail
Mr. Maxim C.W. Webb
Chief Financial Officer and Treasurer
PICO Holdings, Inc.
7979 Ivanhoe Avenue, Suite 300
La Jolla, California 92037

Re: PICO Holdings, Inc.
Form 10-K
Filed February 29, 2012
File No. 033-36383

Dear Mr. Webb:

We have reviewed your response letter dated October 12, 2012 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition..page 29

Results of Operations, page 54

1. We have reviewed your response to comment number two, please explain in detail how your December 31, 2011 analysis changed as compared to December 31, 2010, such that there no longer was sufficient positive evidence to enable the Company to conclude that it was more likely than not that the deferred tax assets would be realized.

Notes to Consolidated Financial Statements…,page 91

Nature of Operations and Significant Accounting Policies, Noncontrolling Interest, page 92

2. We note your response to prior comment three from our letter dated September 26, 2012. Please provide your SAB 99 materiality analysis.

You may contact Shannon Sobotka at (202) 551-3856 or me at (202) 551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief